SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	November	2013
Commission File Number	000-29898
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	PRESS RELEASE, DATED NOVEMBER 13, 2013.

DOCUMENT 1

NEWS RELEASE

BLACKBERRY ANNOUNCES COMPLETION OF U.S. $1 BILLION INVESTMENT

Waterloo, ON and Toronto, ON – (November 13, 2013) – BlackBerry (NASDAQ: BBRY; TSX: BB), a world leader in the mobile communications market, today announced that it has completed the previously-announced US $1 billion private placement of convertible debentures to Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors.

“I am excited to be joining this iconic brand at such an important moment in its history,” said John S. Chen, who became BlackBerry’s Executive Chair and Interim CEO upon the completion of the financing. “I look forward to leading the company through a successful transformation and restoring BlackBerry’s position as an innovative, successful company. I believe in the value of this brand and am confident we will rebuild BlackBerry for the benefit of all of our constituencies.”

As previously announced, the investors have an option to purchase up to an additional U.S. $250 million principal amount of additional debentures within 30 days.

BMO Capital Markets acted as the sole bookrunner and sole placement agent for the private placement of the debentures.

About BlackBerry

A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Contacts:

BlackBerry

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@blackberry.com

Media Relations Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

NEWS RELEASE

Fairfax

Fairfax Financial Holdings Limited
John Varnell
Vice President, Corporate Development
(416) 367-4941
(416) 367-4946 (FAX)

###

The convertible debentures have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act), absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the convertible debentures in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	November 13, 2013	By:	/s/ Brian Bidulka
Name: Brian Bidulka Title: Chief Financial Officer